July 29, 2025

Jinhong Deng
Chief Executive Officer
Yimutian Inc.
6/F, Building B-6, Block A
Zhongguancun Dongsheng Technology Campus
No. 66 Xixiaokou Road
Haidian District, Beijing 100192
People   s Republic of China

       Re: Yimutian Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 22, 2025
           File No. 333-287877
Dear Jinhong Deng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Cash Flows Through Our Organization, page 11

1. We note your disclosure in this amendment that in 2023 and 2024, the WFOE made payments to the VIEs for intragroup transactions in the amounts of RMB
30.0 million
       and RMB 2.8 million, respectively. We also note your disclosure on page 11 of the registration statement on Form F-1 filed on June 9, 2025 that in 2023 and 2024, the
       WFOE made payments to the VIEs for intragroup transactions in the amounts of
       RMB 64.8 million and RMB 67.6 million. Please tell us in sufficient detail the reason for this change.
 July 29, 2025
Page 2

Summary Consolidated Financial Data and Operating Data, page 17

2. Please revise so that the presentations of financial information in tabular form read consistently from left to right in the same chronological order throughout the filing.
       Similarly, numerical data included in narrative sections should be consistently ordered. We refer you to the guidance in SAB Topic 11:E.
3.     We note your response to prior comment 1 and reissue in part. Please present as
       separate line items, disaggregated intercompany amounts. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.
4. Please explain to us why the balance sheet amounts reported for the VIEs and VIEs'
       Subsidiaries in the condensed consolidating schedules do not agree with the
       corresponding consolidated assets and liabilities information of the
Group   s VIEs as
       of December 31, 2023 and 2024 reported in Note 1. In this regard the consolidated assets and liabilities information of the Group's VIEs reported in Note 1 should present the carrying amounts prior to intercompany eliminations. In addition, the presentation should be sufficiently disaggregated to disclose significant intercompany balances. We refer you to ASC 810-50 paragraphs 2AA.d and 3.bb. Dilution, page 85

5. Revise to clarify that on both a historical and pro forma basis you have a net tangible deficit, not book value. In addition, you should clarify that after giving effect to your sale of ADSs in the offering there will be a pro forma as adjusted net tangible deficit, and the offering will result in an immediate decrease in net tangible deficit to existing shareholders. Similarly, revise the line-item descriptions of the per share and ADS amounts, as needed, to accurately reflect the amounts presented.
Index to Financial Statements, page F-1

6.     We note that you have provided the unaudited interim consolidated financial
       statements as of and for the three-month period ended March 31, 2025. In this regard, please revise to clearly label your interim financial statement information as
       "unaudited" where appropriate throughout the filing, including, but not limited to the following sections: summary of consolidated financial data and operating data, capitalization, dilution, selected combined financial and other data,
management   s
       discussion and analysis of the financial condition and results of operations.
Parent Company Only Condensed Financial Information, page F-81

7. We note your response to prior comment 3 indicating that the information in Note 28 reflects Yimutian Inc.'s financials after eliminating all intercompany transactions and balances. Parent company only financial information should report the actual balances on the parent company's books. Please revise as necessary or advise us. July 29, 2025
Page 3

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-
551-3574 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Shu Du